November 6, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (416) 304-5047

Mr. Gerald T. McCaughey
President and Chief Executive Officer
Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario
Canada, M5L 1A2

**Re: Canadian Imperial Bank of Commerce
        Form 40-F for Fiscal Year Ended October 31, 2005
        File No. 1-14678**

Dear Mr. McCaughey:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief